UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NeurogesX, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

641252 101

(CUSIP Number)

March 02, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641252 101	Schedule 13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Charles A. Henriques
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,966,649
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,966,649
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,649
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12.	TYPE OF REPORTING PERSON (see instructions) CO (Business Development Company)

CUSIP No. 641252 101	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer NeurogesX, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2215 Bridgepointe Parkway, Suite 200 San Mateo, CA 94404

Item 2.

(a)	Name of Person Filing Charles A. Henriques

(b)	Address of the Principal Office or, if none, residence 142 E. Main Street Clinton, CT 06413

(c)	Citizenship United States of America

(d)	Title of Class of Securities Common Stock, $0.001 par value

(e)	CUSIP Number

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	¨	Broker or dealer registered under section 15 of the Act;

(b)	¨	Bank as defined in section 3(a)(6) of the Act;

(c)	¨	Insurance company as defined in section 3(a)(19) of the Act;

(d)	¨	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	¨	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	¨	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	¨	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	¨	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	¨	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution.
CUSIP No. 641252 101		Schedule 13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,966,649

(b)

Percent of class:  14.9%

The percentages used herein and in all the rest of this Schedule 13G are calculated based upon 33,333,119 shares of Common Stock issued and outstanding as of September 30, 2012 as reported in the Form 10-Q for the quarterly period ended September 30, 2012 filed by NeurogesX, Inc. on November 14, 2012.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 4,966,649

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 4,966,649

	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held for the purpose of or wit the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 641252 101	Schedule 13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 04, 2016 Date

/s/ Charles A. Henriques Signature

A Passive Individual Investor Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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